

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2023

Craig Webster
Chief Financial Officer
Microvast Holdings, Inc.
12603 Southwest Freeway, Suite 300
Stafford, Texas 77477

> **Re: Microvast Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Response dated September 26, 2023**
> **File No. 001-38826**

Dear Craig Webster:

We have reviewed your September 26, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 12, 2023 letter.

Form SPDSCL-HFCAA-GOV filed September 26, 2023

General

1. We note your statement that you reviewed your register of shareholders and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and explain how you determined the absence of foreign government representation on your board. In addition, please tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

    Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program

cc: Bill Nelson